UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of AUGUST 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  August 29, 2006                     /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

--------------------------------------------------------------------------------



                             TUMI RESOURCES LIMITED

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                  JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Tumi Resources Limited for the six months ended June 30, 2006, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             TUMI RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                     JUNE 30,      DECEMBER 31,
                                                       2006            2005
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             3,844,000         996,234
Amounts receivable and prepaids                          98,608         104,785
                                                   ------------    ------------
                                                      3,942,608       1,101,019

PROPERTY AND EQUIPMENT (Note 3)                         203,291         161,037

MINERAL RESOURCE INTERESTS (Note 4)                   1,489,561         889,870
                                                   ------------    ------------
                                                      5,635,460       2,151,926
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 82,436          46,769
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                               11,854,691       8,114,653

CONTRIBUTED SURPLUS (Note 7)                          1,224,563         800,068

DEFICIT                                              (7,526,230)     (6,809,564)
                                                   ------------    ------------
                                                      5,553,024       2,105,157
                                                   ------------    ------------
                                                      5,635,460       2,151,926
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)


APPROVED BY THE DIRECTORS



/s/ DAVID HENSTRIDGE , Director
---------------------

/s/ NICK DEMARE      , Director
---------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                    THREE MONTHS ENDED JUNE 30,      SIX MONTHS ENDED JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

EXPENSES

Accounting and administration                            11,000          11,600          18,800          17,145
Amortization                                              5,308           2,506           7,889           5,012
Audit                                                     3,537               -           3,537          11,493
Consulting                                               (4,607)            252          28,568          12,072
Corporate development                                     3,520             733           4,520           4,140
General exploration                                      78,841          10,649          88,647          41,911
Investment conferences                                    8,865           1,406          10,795           3,798
Investor relations                                        9,000           9,000          18,000          17,750
Legal                                                     9,082           6,065           9,082           7,109
Management fees                                          14,230          15,238          26,360          27,935
Office                                                    5,499           7,006           9,031          13,008
Regulatory                                                5,459           4,652           6,429           6,180
Rent                                                      1,350           1,350           2,700           2,700
Salaries and benefits                                     6,555          13,967          13,110          18,519
Shareholder costs                                         2,016           2,951           7,410           5,595
Stock-based compensation                                159,966          20,000         298,686          46,872
Transfer agent                                            5,347           2,846           6,350           4,210
Travel and related                                        6,354           9,440          24,694          39,120
                                                   ------------    ------------    ------------    ------------
                                                        331,322         119,661         584,608         284,569
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (331,322)       (119,661)       (584,608)       (284,569)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                16,879           8,008          27,111          17,810
Write-off of mineral resource interests                       -               -        (124,755)     (2,903,371)
Foreign exchange                                        (34,452)          2,679         (34,414)         15,998
                                                   ------------    ------------    ------------    ------------
                                                        (17,573)         10,687        (132,058)     (2,869,563)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (348,895)       (108,974)       (716,666)     (3,154,132)

DEFICIT - BEGINNING OF PERIOD                        (7,177,335)     (6,385,154)     (6,809,564)     (3,339,996)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (7,526,230)     (6,494,128)     (7,526,230)     (6,494,128)
                                                   ============    ============    ============    ============

LOSS PER COMMON SHARE
    - BASIC AND DILUTED                                 $(0.01)         ($0.01)         $(0.04)         ($0.17)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING
    - BASIC AND DILUTED                             23,680,456      18,380,370      20,518,544      18,375,844
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                    THREE MONTHS ENDED JUNE 30,      SIX MONTHS ENDED JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (348,895)       (108,974)       (716,666)     (3,154,132)
Adjustment for items not involving cash
    Amortization                                          5,308           2,506           7,889           5,012
    Stock-based compensation                            159,966          20,000         298,686          46,872
    Write-off of mineral resource interests                   -               -         124,755       2,903,371
                                                   ------------    ------------    ------------    ------------
                                                       (183,621)        (86,468)       (285,336)       (198,877)
Decrease (increase) in amounts receivable
    and prepaids                                        (30,953)        (14,070)          6,177         (23,962)
Increase (decrease) in accounts payable
    and accrued liabilities                            (244,486)        (37,866)         35,667          (9,651)
                                                   ------------    ------------    ------------    ------------
                                                       (459,060)       (138,404)       (243,492)       (232,490)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral resource interests             (152,041)       (197,630)       (715,708)       (469,136)
Purchases of property and equipment                     (47,164)              -         (50,143)              -
                                                   ------------    ------------    ------------    ------------
                                                       (199,205)       (197,630)       (765,851)       (469,136)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             4,127,960               -       4,127,960               -
Share issue costs                                      (270,851)              -        (270,851)              -
                                                   ------------    ------------    ------------    ------------
                                                      3,857,109               -       3,857,109               -
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS - DURING THE PERIOD              3,198,844        (336,034)      2,847,766        (701,626)

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                               645,156       1,852,709         996,234       2,218,301
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                   3,844,000       1,516,675       3,844,000       1,516,675
                                                   ============    ============    ============    ============

CASH AND CASH EQUIVALENTS IS
    COMPRISED OF:

    Cash                                                644,000         516,675         644,000         516,675
    Short-term investments                            3,200,000       1,000,000       3,200,000       1,000,000
                                                   ------------    ------------    ------------    ------------
                                                      3,844,000       1,516,675       3,844,000       1,516,675
                                                   ============    ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - Note 10


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
           INTERIM CONSOLIDATED SCHEDULE OF MINERAL RESOURCE INTERESTS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                                                                                    YEAR ENDED
                                                                                                                   DECEMBER 31,
                                                          SIX MONTHS ENDED JUNE 30, 2006                               2005
                                   ----------------------------------------------------------------------------    ------------
                                                      MEXICO                          SWEDEN
                                   --------------------------------------------    ------------
                                        SAN             LA                          BERGSLAGEN
                                       JORGE           TRINI           OTHER         DISTRICT          TOTAL           TOTAL
                                         $               $               $               $               $               $

BALANCE, BEGINNING OF PERIOD            124,755         728,256               -          36,859         889,870       2,954,918
                                   ------------    ------------    ------------    ------------    ------------    ------------
COSTS INCURRED DURING PERIOD

     EXPLORATION

     Amortization                             -           2,070               -               -           2,070           4,951
     Assays                                   -           3,332               -               -           3,332          39,127
     Assay preparation                        -           1,955               -               -           1,955               -
     Camp costs                               -          17,353               -               -          17,353           4,077
     Drilling                                 -               -               -               -               -          86,974
     Environmental                            -               -               -               -               -           7,460
     Equipment rental                         -          10,021               -               -          10,021          22,941
     Exploration office costs                 -          58,151               -               -          58,151         133,464
     Geological                               -          82,504               -               -          82,504         304,586
     Geophysical                              -               -               -               -               -          19,486
     Legal                                    -               -               -               -               -          18,092
     Mine rights                              -          46,340               -               -          46,340               -
     Supplies                                 -               -               -               -               -           7,188
     Topography                               -               -               -               -               -             897
     Travel                                   -               -           1,523          11,135          12,658          14,192
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                              -         221,726           1,523          11,135         234,384         663,435
                                   ------------    ------------    ------------    ------------    ------------    ------------
     ACQUISITION

     Staking and related costs                -               -           1,877         110,473         112,350          36,859
     Geological fees                          -               -                         133,649         133,649               -
     Cash payments                            -         235,325               -               -         235,325         156,126
     Issuance of shares                       -           8,738               -               -           8,738           4,562
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                              -         244,063           1,877         244,122         490,062         197,547
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                              -         465,789           3,400         255,257         724,446         860,982
                                   ------------    ------------    ------------    ------------    ------------    ------------
BALANCE BEFORE WRITE-OFFS               124,755       1,194,045           3,400         292,116       1,614,316       3,815,900

WRITE-OFFS                             (124,755)              -               -               -        (124,755)     (2,926,030)
                                   ------------    ------------    ------------    ------------    ------------    ------------
BALANCE, END OF PERIOD                        -       1,194,045           3,400         292,116       1,489,561         889,870
                                   ============    ============    ============    ============    ============    ============





          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties. The Company's significant mineral interests are located in Mexico and Sweden. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral resource interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       PROPERTY AND EQUIPMENT

                                                      JUNE 30,     DECEMBER 31,
                                                       2006            2005
                                                         $               $

         Condominium                                    132,840         132,840
         Office furniture and equipment                  31,980          21,899
         Vehicles                                        76,839          34,412
                                                   ------------    ------------
                                                        241,659         189,151
         Less accumulated amortization                  (36,003)        (28,114)
                                                   ------------    ------------
                                                        205,656         161,037
                                                   ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       MINERAL RESOURCE INTERESTS


                                            JUNE 30, 2006                            DECEMBER 31, 2005
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS       EXPENDITURES        TOTAL           COSTS       EXPENDITURES        TOTAL
                                         $               $               $               $               $               $

         Mexico
            La Trini (a)                372,225         821,820       1,194,045         128,162         600,094         728,256
            San Jorge (b)                     -               -               -         124,755               -         124,755
            Other                         1,877           1,523           3,400               -               -               -
         Sweden
            Bergslagen (c)              280,981          11,135         292,116          36,859               -          36,859
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                        655,083         834,478       1,489,561         289,776         600,094         889,870
                                   ============    ============    ============    ============    ============    ============

         a)       La Trini, Mexico

                  By agreement dated January 19, 2005, the Company acquired the rights to acquire a 100% interest in the La Trini and Mololoa mineral claims ("La Trini Project"). The La Trini Project totals 356 hectares and is located in the Jalisco silver belt approximately 100 kilometres northwest of Guadalajara, Jalisco State, Mexico. In order to acquire its 100% interest, the Company must make option payments totalling US $500,000, as follows:

                            OPTION
                           PAYMENT          DUE DATE
                             US $

                            100,000         March 23, 2005 (paid)
                            200,000         March 23, 2006 (paid)
                            200,000         March 23, 2007
                          ---------
                           500,000
                          =========

                  The Company has also agreed to pay a finder's fee of 3.75% on option payments made, payable in common shares of the Company. During the six months ended June 30, 2006, the Company issued 17,832 common shares, at a fair value of $8,738.

                  The vendor has retained a 1% NSR and the Company has the right to reduce the NSR to 0.5% through a cash payment of US $1,000,000.

         b)       San Jorge, Mexico

                  By agreement dated August 16, 2004, the Company purchased two mineral concessions, covering approximately 3,919 hectares, located in Zacatecas State, Mexico. Under the purchase agreement the Company paid $58,755 and issued 60,000 common shares of the Company, at a fair value of $66,000. During the six months ended June 30, 2006, the Company wrote-off the $124,755 of acquisition costs on the San Jorge concessions to reflect the Company's abandonment and relinquishment.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       MINERAL RESOURCE INTERESTS (continued)

         c)       Bergslagen District, Sweden

                  The Company has acquired, through staking, mineral concessions in Sweden. As at June 30, 2006, the Company has staked 18 exploration projects covering approximately 12,375 hectares, located in the Bergslagen District in south-central Sweden.


5.       SHARE CAPITAL

         Authorized:  unlimited common shares with no par value

         Issued or allotted:                               JUNE 30, 2006                 DECEMBER 31, 2005
                                                   ----------------------------    ----------------------------
                                                      SHARES           AMOUNT         SHARES           AMOUNT
                                                                         $                               $

         Balance, beginning of period                18,551,370       8,114,653      18,371,060       8,070,761
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
              - private placement                     6,658,000       4,127,960               -               -
              - exercise of options                           -               -         171,000          39,330
         For finders' fees                              120,395          74,645               -               -
         For mineral properties (Note 4(a))              17,832           8,738           9,310           4,562
                                                   ------------    ------------    ------------    ------------
                                                      6,796,227       4,211,343         180,310          43,892
         Less share issue costs                               -        (471,305)              -               -
                                                   ------------    ------------    ------------    ------------
                                                      6,796,227       3,740,038         180,310          43,892
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      25,347,597      11,854,691      18,551,370       8,114,653
                                                   ============    ============    ============    ============

         a) During the six months ended June 30, 2006, the Company completed a private placement of 6,658,000 units, at $0.62 per unit, for gross proceeds of $4,127,960. Each unit is comprised of one common share of the Company and one-half of a share purchase warrant. Each full warrant is exercisable to purchase an additional common share at a price of $0.80 per share for a period of two years. In addition the Company may force conversion of the warrants if the common shares trade on a weighted average price of $1.25 per share for a period of twenty consecutive trading days.

                  Bolder Investment Partners, Ltd. ("Bolder") sold 3,500,000 units of the private placement. Bolder was paid a work fee of $5,000 and a cash commission of $120,283, issued 85,995 agent units and granted agent warrants to purchase a further 350,000 shares of the Company. The Company has also paid a total of $98,530 cash, issued 28,400 common shares and 6,000 finders units and granted finders warrants to purchase a further 80,000 shares of the Company to its finders on the non-brokered portion of the private placement. The agent warrants, finders warrants and units have the same terms and conversion provisions as the private placement units and warrants.

                  The fair value of the agent and finders warrants has been estimated using the Black-Scholes option pricing model. The assumptions used were: divided yield - 0%; expected volatility 92%; a risk-free interest rate of 4.07%; and an expected life of 12 months. The value assigned to the agent and finders warrants was $125,809.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       SHARE CAPITAL (continued)

         b) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at June 30, 2006 and 2005 and the changes for the six months ended June 30, 2006 and 2005 is as follows:

                                                               2006                            2005
                                                   ----------------------------    ----------------------------
                                                                      WEIGHTED                        WEIGHTED
                                                                       AVERAGE                         AVERAGE
                                                                      EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER            PRICE
                                                                         $                                $


                  Balance, beginning of period                -          -            3,918,640          1.33
                      Issued                          3,804,998         0.80                  -           -
                      Expired                                 -          -           (3,918,640)         1.33
                                                   ------------                    ------------
                  Balance, end of period              3,804,998         0.80                  -           -
                                                   ============                    ============

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's warrants outstanding and exercisable at June 30, 2006:

                    NUMBER              EXERCISE PRICE         EXPIRY DATE
                                              $
                     2,142,998               0.80              April 28, 2008
                     1,662,000               0.80              May 17, 2008
                  ------------
                     3,804,998
                  ============


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

         During the six months ended June 30, 2006, the Company granted 1,033,400 (2005 - nil) stock options to the Company's employees, directors and consultants and recorded compensation expense of $283,986 (2005 - $nil). The Company also recorded an additional $14,700 (2005 - $46,872) compensation expense for options which had vested during the six months ended June 30, 2006.

         The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the six months ended June 30, 2006:


                  Risk-free interest rate              3.75% - 4.07%
                  Estimated volatility                   92% - 96%
                  Expected life                          1.5 years
                  Expected dividend yield                    0%

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.27 (2005 - $nil) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at June 30, 2006 and 2005 and the changes for the six months ended June 30, 2006 and 2005 is as follows:

                                                               2006                            2005
                                                   ----------------------------    ---------------------------
                                                                      WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS         EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                                $

         Balance, beginning of period                 1,351,600         0.49          1,273,400          0.81
         Granted                                      1,033,400         0.56                  -           -
         Cancelled / expired                           (200,000)        0.57                  -           -
                                                   ------------                    ------------
         Balance, end of period                       2,185,000         0.51          1,273,400          0.81
                                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at June 30, 2006:

                        NUMBER
                     OUTSTANDING
                         AND              EXERCISE
                     EXERCISABLE            PRICE             EXPIRY DATE
                                              $

                         980,600             0.50             April 8, 2008
                         171,000             0.30             July 20, 2008
                         548,000             0.50             January 16, 2009
                         120,000             0.61             April 28, 2009
                         365,400             0.62             May 19, 2009
                    ------------
                       2,185,000
                    ============


7.       CONTRIBUTED SURPLUS

         Contributed surplus for the six months ended June 30, 2006 and 2005 is comprised of the following:
                                                       2006            2005
                                                         $               $

         Balance, beginning of period                   800,068         658,984
              Stock-based compensation on
                  options (Note 6)                      298,686          46,872
              Stock-based compensation on agent
                  and finders warrants                  125,809               -
                                                   ------------    ------------
         Balance, end of period                       1,224,563         705,856
                                                   ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



8.       RELATED PARTY TRANSACTIONS

         During the six months ended June 30, 2006, the Company:

         i)       incurred   $21,500  (2005  -  $21,495)  for  office  rent  and
                  accounting, management and administration services provided by private corporations owned by a director of the Company;

         ii) incurred $43,000 (2005 - $37,000) for management services provided by the President of the Company. Of this amount, $16,640 (2005 - $9,065) has been capitalized as geological costs in mineral resource interests and $26,360 (2005 - $27,935) expensed as management fees; and

         iii) received $3,329 (2005 - $3,707) other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $12,000 (2005 - $nil) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). Tinka and Mawson are public companies with certain directors in common.

         Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.


9.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Sweden. The Company also owns a condominium in Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results.

         The Company's total assets are segmented geographically as follows:

                                   ----------------------------------------------------------------------------
                                                                   JUNE 30, 2006
                                   ----------------------------------------------------------------------------
                                      CANADA           MEXICO           PERU           SWEDEN          TOTAL
                                         $               $               $               $               $

         Current assets               3,801,750          56,275               -          84,583       3,942,608
         Property and equipment          14,525          24,263         119,555          44,948         203,291
         Mineral resource interests           -       1,197,445               -         292,116       1,489,561
                                   ------------    ------------    ------------    ------------    ------------
                                      3,816,275       1,277,983         119,555         421,647       5,635,460
                                   ============    ============    ============    ============    ============

                                   ----------------------------------------------------------------------------
                                                                 DECEMBER 31, 2005
                                   ----------------------------------------------------------------------------
                                      CANADA           MEXICO           PERU           SWEDEN          TOTAL
                                         $               $               $               $               $

         Current assets               1,015,868          85,151               -               -       1,101,019
         Property and equipment          11,826          26,334         122,877               -         161,037
         Mineral resource interests           -         853,011               -          36,859         889,870
                                   ------------    ------------    ------------    ------------    ------------
                                      1,027,694         964,496         122,877          36,859       2,151,926
                                   ============    ============    ============    ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


10.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company for the six months ended June 30, 2006 and 2005 as follows:

                                                       2006            2005
                                                         $               $
         Investing activity

             Expenditures on mineral
                resource interests                       (8,738)         (4,562)
                                                   ============    ============

         Financing activities

             Shares issued for mineral
                resource interests                        8,738           4,562
             Share issue costs financed through
                agent and finders warrants             (200,454)              -
             Shares issued for non-cash
                consideration                           200,454               -
                                                   ------------    ------------
                                                          8,738           4,562
                                                   ============    ============

         Other supplementary cash flow information:

                                                       2006            2005
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============

                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at August 25, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2006 and the audited consolidated financial statements for the years ended December 31, 2005 and 2004 of Tumi Resources Limited (the "Company").
Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is a junior mineral exploration company primarily engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Sweden with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM", on the Frankfurt Exchange under the symbol "TUY" and on the
Over-the-Counter Bulletin Board under the symbol "TUMIF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS UPDATE

Between December 2005 and early February 2006, the control grid was extended a further 700 m west of the drilled area. This grid was used for soil/rock chip sampling and geological mapping. The results of the geochemical survey demonstrated that the zone continues to the west with coincident and strongly anomalous copper and arsenic and moderately anomalous silver, barium and zinc in soils directly above the sub-cropping rhyolite unit. This expands the zone of interest of the mineralized rhyolite unit to in excess of 1.5 km.

Platforms for up to 24 additional drill sites have also been constructed. Eleven holes are planned to further define the known resource at the main La Trini area, six holes will test the western grid extension, and the remaining seven holes will test geological, geochemical and geophysical targets north and east of the main La Trini zone. This program will be undertaken as soon as the Company can secure an RC drill rig in Mexico.

PHOENIX, MEXICO

During June 2006, the Company acquired, through staking, the 4,106 hectare Phoenix precious metal exploration property located in northern Sonora, Mexico. The property is underlain by Mesozoic age volcanic and sedimentary rocks covered by a gently dipping alluvial plain. Within this sequence occurs at least one horizon of intensely sheared and fractured rock (original composition uncertain) that can be traced for over 4 km strike length east-west. Within this zone occurs extensive hematite and ferruginous carbonate alteration, along with quartz, arsenopyrite, chalcopyrite and oxides. The mineralized horizon(s) range from a few metres to tens of metres in thickness.

Fifty-five rock samples were collected from various parts of the property over an area roughly 4 km east-west by 3.5 km north-south. Values ranged from trace amounts to 14.2 g/t gold and 73 g/t silver over 0.3 m and 7.8 g/t gold and 136 g/t silver over 2.6 m. An average of two contiguous samples ran 1.0 g/t gold and 15 g/t silver over 6.1 m and averages of three contiguous samples ran 0.5 g/t gold and 40 g/t silver over 11 m and 0.6 g/t gold, 46 g/t silver over 3.9 m. Highly anomalous values found within these horizons include 0.22 g/t gold over 10 m, 0.4 g/t gold over 4 m and 0.52 g/t gold over 6 m. Old workings developed by prospectors and small scale miners are scattered throughout the property, and these are located mainly on the higher grade portions of the structures, usually within quartz- and sulphide-rich zones.

The Company has identified this area as a target with good potential to host a near-surface, bulk tonnage precious metal deposit. Surface exploration in the area will commence immediately including soil sampling, geological mapping and rock chip sampling.

BERGSLAGEN DISTRICT, SWEDEN

Research for new silver projects took the Company to the Bergslagen District in Sweden and specifically the historic Sala Silver Mine. Sala once produced some of the richest silver ores in the world with grades as high as 7,000 g/t. Our research indicated the ground was open at the old Sala Mine, so the Company has staked the mine and surroundings. Identifying Sala also led to the discovery of other available silver prospects in the Bergslagen District. The Company is in the process of obtaining the historical records of all of these silver prospects for detailed study and using modern exploration methods, there is excellent potential for discovering new mineral deposits.

The Company has been granted ten licences totalling 4,255 hectares covering seven historic silver producers. Eight exploration licences, totalling 8,120 hectares, were also staked by the Company. So far, three of the licences have been confirmed by the Swedish Mining Inspectorate and are granted for an initial period of three years (Skalbo, Hornkullen and Kobergs), whilst the other five are pending.

The Bergslagen District lies immediately to the northwest of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. Bergslagen is highly mineralized and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metals and silver. In addition to Sala, world-class deposits in Bergslagen include Falun (a historic copper mine, now a world heritage site), Garpenberg (owned by Boliden AB) and Zinkgruvan (owned by Lundin Mining Corporation).

Sweden provides a combination of a highly prospective, yet a vastly under-explored country, a well established mining industry and a politically stable country. Sweden is the largest producer of most metals in the EU15 and contains 15% of the world's uranium resources. The country has seen the opening of three new mines in the last three years.

An initial field inspection of most of the Swedish licence areas by the Company's qualified geologists has prioritized work in Sweden and the Company's technical staff will initially focus on the Sala, Kalvbacken, Tomtebo and Oster Silvberg historic mine areas. During July, the Company signed an airborne electromagnetic geophysical survey contract to be performed by Skytem of Denmark over the Company's Oster Silvberg, Tomtebo and Vitturn projects. As well, the Company has announced an agreement to undertake a deep penetrating pulse electromagnetic (PEM) ground geophysical survey over the Company's wholly-owned Kalvbacken and Sala properties. Both types of surveys will commence in September.

The qualified person for all of the Company's projects is David Henstridge, a fellow of the Australian Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

                            -----------------------------------------------------------------------------------------------------
                                      2006                                   2005                                   2004
                            -----------------------   -------------------------------------------------   -----------------------
                              JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (331,322)    (253,286)    (132,873)    (145,689)    (119,661)    (164,908)    (132,504)    (181,729)
Other items                    (17,573)    (114,485)     (43,900)       7,026       10,687   (2,880,250)  (1,303,976)      (3,130)
Net income (loss)             (348,895)    (367,771)    (176,773)    (138,663)    (108,974)  (3,045,158)  (1,436,480)    (184,859)
Basic and diluted loss per
   share                         (0.02)       (0.01)       (0.01)       (0.01)       (0.01)       (0.17)       (0.14)       (0.01)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital              3,860,172      385,889    1,054,250    1,273,872    1,590,949    1,875,047    2,258,962    2,295,119
Total assets                 5,635,460    2,211,766    2,151,926    2,300,417    2,337,830    2,464,670    5,450,179    6,222,605
Total long-term liabilities        Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            -----------------------   -------------------------------------------------   -----------------------

RESULTS OF OPERATIONS

During the six months ended June 30, 2006 ("2006 period"), the Company incurred a loss of $716,666 ($0.04 per share), a decrease in loss of $2,437,466, compared to a loss of $3,154,132 ($0.17 per share) for the six months ended June 30, 2005 ("2005 period"). The decrease in loss is mainly attributed to the $2,903,371 write-off of mineral resource interests recorded in the 2005 period and partially offset by the $251,814 increase in stock based compensation in the 2006 period compared to the 2005 period.

General and administrative expenses increased by $300,039, from $284,569 during the 2005 period to $584,608 during the 2006 period. Specific expenses of note are as follows:

- General exploration costs increased by $46,736, from $41,911 during the 2005 period to $88,647 during the 2006 period. During the 2006 period, the Company incurred costs relating to the review of additional property interests in Sweden and Mexico. During the 2005 period, $12,414 of costs were incurred in general exploration for the completion of exploration and related costs on the Jimenez del Teul and Gran Cabrera prospects in Mexico, which had been previously written off at the end of the 2004 fiscal year.

- Audit expense decreased by $7,956, from $11,493 during the 2005 period to $3,537 during the 2006 period. The fluctuation results from the timing of the finalization of the billings of the audits conducted on the Company's year end financial statements and extent of the auditors involvement in their review of the Company's 20-F annual reports.

- Travel and related costs decreased by $14,426, from $39,120 during the 2005 period to $24,694 during the 2006 period. In the 2005 period, the Company incurred costs relating to trips made to Europe to increase market awareness, raise financing and corporate development.

- Salaries and benefits decreased by $5,409, from $18,519 during the 2005 period to $13,110 during the 2006 period. During the 2006 period, the Company recovered $12,000 (2005 - $nil) of salary costs through a shared administration arrangement with two public companies with common directors.

- Consulting fees increased by $16,496, from $12,072 during the 2005 period to $28,568 during the 2006 period. During the 2006 period, the Company paid consulting services for administrative services provided for the Company's activities.

- Stock based compensation of $298,686 was recorded in the 2006 period relating to the granting of 1,033,400 stock options and the vesting of stock options granted previously. During the 2005 period, the Company did not grant any stock options; however during the 2005 period, the Company recorded $46,872 stock based compensation for the vesting of stock options granted previously.

During the 2006 period the Company reported $27,111 interest and other income compared to $17,810 during the 2005 period. Interest income of $23,782 was generated from short-term investments and other income of $3,329 from the rental of its condominium in Peru.

During the 2006 period the Company incurred $724,446 on acquisition costs and exploration activities on its mineral resource interests. In aggregate, the Company spent $465,789 on La Trini, $292,116 on its Swedish properties and $3,400 on other properties in Mexico. See "Exploration Projects Update".

FINANCIAL CONDITION / CAPITAL RESOURCES

In May 2006, the Company completed a private placement of 6,658,000 units to raise $4,127,960. As at June 30, 2006, the Company had working capital of $3,860,172. The Company now has sufficient financial resources to undertake all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2005.

CHANGES IN ACCOUNTING PRINCIPLES

The Company did not have any changes in accounting principles during the six months ended June 30, 2006.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended June 30, 2006, the Company:

         i) incurred $21,500 (2005 - $21,495) for office rent and accounting, management and administration services provided by private corporations owned by a director of the Company;
         ii) incurred $43,000 (2005 - $37,000) for management services provided by the President of the Company. Of this amount, $16,640 (2005 - $9,065) has been capitalized as geological costs in mineral resource interests and $26,360 (2005 - $27,935) expensed as management fees; and
         iii) received $3,329 (2005 - $3,707) other income from Tinka Resources Limited ("Tinka"), for rental of its condominium in Peru, and was reimbursed $12,000 (2005 - $nil) for shared office personnel from Tinka and Mawson Resources Limited ("Mawson"). Tinka and Mawson are public companies with certain directors in common.

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's mineral properties are located in Mexico and Sweden and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (WWW.TUMIRESOURCES.COM) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas is paid a monthly fee of $3,000 and may be cancelled by either party on 15 days notice. During the six months ended June 30, 2006, the Company paid $18,000 (2005 - $17,750) to Mr. Nicolaas.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares with no par value. As at August 25, 2006, there were 25,347,597 outstanding common shares and 2,185,000 stock options outstanding and exercisable with exercise prices ranging from $0.30 to $0.62 per share and expiring between April 8, 2008 and May 19, 2009 and 3,804,998 warrants exercisable with an exercise price of $0.80 per share and expiring between April 28, 2008 and May 17, 2008.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, David Henstridge, President & Chief Executive Officer of Tumi Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tumi Resources Limited (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 28, 2006


/s/ DAVID HENSTRIDGE
-----------------------------------
David Henstridge,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, David Henstridge, President & Chief Executive Officer of Tumi Resources Limited, and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tumi Resources Limited (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 28, 2006


/s/ DAVID HENSTRIDGE
-----------------------------------
David Henstridge,
President & Chief Executive Officer